650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

June 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ibolya Ignat Daniel Gordon Eric Envall Sandra Hunter Berkheimer

Re:	Thorne HealthTech, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted April 19, 2021 CIK No. 0001844280

Ladies and Gentlemen:

On behalf of our client, Thorne HealthTech, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 14, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

DRS Filed May 14, 2021

Prospectus Summary, page 1

1.	We note your references to your Net Promoter Score throughout. Please revise to briefly explain how your NPS is calculated and the significance of this metric to your industry.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 115. The Company respectfully advises the Staff that it believes that the detail that is required to discuss how NPS is calculated and NPS’s significance to the Company’s industry is too lengthy for the prospectus summary and has therefore revised the language in the Business section under the heading Sales and Marketing to address this comment.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN  FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 7, 2021

Our Platform, page 2

2.	Please revise to disclose what the average customer pays for your products and services.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 116. The Company respectfully further advises the Staff that it has included this revised disclosure in a broader disclosure of the Company’s sales model related to the Staff’s comment #11 below. The Company believes such detail is more appropriate in the Business section and including an abbreviated version without more context in the prospectus summary may be misleading to investors.

3.

We note your disclosure that you offer health tests “focused on sleep, stress, weight management, gut health, heavy metals, biological age and more.” Please briefly describe the health tests that you reference.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 to disclose the collection method, measurements and biomarkers measured by each of the tests offered by the Company. The Company supplementally advises the Staff that these laboratory developed tests are collected and performed by third-party clinical laboratories as further described under the heading Laboratory Developed Tests beginning on page 123 to address the Staff’s comment in #13 below.

Our Value Proposition to Professional Athletes, page 4

4.	Please explain what a “NSF-Certified” facility is and what such certification means to your products and services.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 113.

Trusted Brand, Products and Services, page 6

5.	Please provide support for your assertion that you are “one of the largest NSF Certified for Sport supplement manufacturers in the United States.”

In response to the Staff’s comment, the Company has revised its disclosure on page 4 and other pages where this statement appeared to read that the Company has one of the most comprehensive lines of NSF Certified for Sport products on the market. The Company supplementally advises the Staff that this statement is based on the data reasonably available to the Company. The only data available to the Company is the number of products that have been certified by NSF, regardless of whether such products are currently marketed by the manufacturer, and does not include volume or revenue data. When the Company compares only its currently-marketed NSF Certified for Sport products to this list, it demonstrates that the Company has more NSF Certified for Sport products than only a few other manufacturers.

Securities and Exchange Commission

June 7, 2021

Risk Factors

We are dependent on our relationships with healthcare professionals to provide healthcare services..., page 44

6.

We note your disclosures that your Onegevity engine relies on physicians to interpret the results of your health tests. Please revise this risk factor and other disclosures in your filing that describe these interpretations to disclose the approximate percentage of these interpretations that are done by fully licensed medical doctors rather than other medical professionals.

The Company respectfully advises the Staff that 100% of such interpretations are conducted by a fully licensed medical doctor and believes its previous disclosures were consistent in this regard.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Ability to Grow in New Geographies, page 83

7.	We note your disclosure that your Thorne brand is sold in 37 countries. Please identify the countries in which your products and services are sold.

The Company respectfully provides the requested list below and advises the Staff that it does not believe that this list would be material to an investor and has therefore omitted such disclosure from Amendment No. 1.

Anguilla	Germany	Paraguay
Australia	Guatemala	Peru
Austria	Hong Kong	Portugal*
Azerbaijan	India	Qatar*
Belgium	Ireland	Romania*
Brazil	Israel	Saudi Arabia
Canada	Italy	Serbia
China	Japan	Singapore
Chile	Kuwait	Sweden
Curacao	Luxembourg	Switzerland
Denmark	Malaysia	Taiwan
Dominican Republic*	Monaco*	Thailand
England	Netherlands	Ukraine
Finland	New Zealand	UAE
France	Panama	United Kingdom*

*Distribution is only available via thorne.com

Securities and Exchange Commission

June 7, 2021

Revenue Recognition, page 92

8.

You state that you have a policy to directly net actual returns against sales revenue in the year that the return is made. This policy does not appear to be in compliance with ASC 606-10-32-2 through 32-27 (including the guidance on constraining estimates of variable consideration in paragraphs 606-10-32-11 through 32-13) applicable for establishing the transaction price in recording revenues. It also contradicts with your disclosure on page F14 where you state that you record a sales return accrual within accrued liabilities for the amount you expect to credit back to your customers. Please reconcile this discrepancy, and revise your financial statements and disclosures as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on page 95. The Company respectfully advises the Staff that the updated disclosure from page 95 is now consistent with the disclosure on page F-15 and the Company’s accounting policy.

9.

You disclose that certain of your direct-to-consumer (DTC) customers opt into recurring automatic refills or orders on Thorne.com and Amazon, and explained that you view your subscription business, which grew by a compounded annual growth rate of 59.4% during 2019 and 2020 as a key driver of profitable future sales growth. Please expand your revenue recognition policy here and in the notes to your financial statements to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your subscription and other revenues. In addition, please tell us what consideration was given to further disaggregating your DTC revenues into amounts derived from subscriptions and amounts from other DTC sales. We refer you to ASC 60610-55-89 through 55-91. In addressing these items, ensure and confirm to us that your disaggregated revenue disclosures provided under ASC 606-10-50-5 adequately depict for investors the nature and timing of your revenues.

In response to the Staff’s comment, the Company has revised its disclosure on page 95 and beginning on page F-14. The Company supplementally advises the Staff that, upon further consideration, it has disaggregated DTC revenues into DTC-subscription and DTC-other within the disaggregated footnote disclosure on page F-16, which the Company believes, together with the other disaggregated revenue information disclosed, adequately depicts the nature and timing of the Company’s revenues.

Critical Accounting Policies and Estimates Stock-Based Compensation, page 93

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company acknowledges the Staff’s comment and will submit the required information once it has an estimated offering price or range.

Securities and Exchange Commission

June 7, 2021

Thorne HealthTech Platform, page 100

11.

Please provide a description of a “typical” consumer transaction timeline, using examples as appropriate. Please describe how customers would first encounter your products, how they interact with your various platforms, how much customers pay to you and what is received from you in return.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 116.

Our Compelling Value Proposition, page 104

12.

We note the testimonials included on pages 104-107. Please revise to ensure that any graphics and accompanying text provide a balanced view of Thorne and its business. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to include a disclaimer regarding the Company’s belief that such testimonials are representative of the overall customer base’s experience with its products and has also revised to the testimonials to provide a more balanced view of the Company’s products.

Laboratory Developed Tests, page 118

13.

Please provide more detail regarding your “leading third-party clinical laboratories.” This would include, at a minimum describing the material terms of the financial agreements that you have with laboratories, identifying material laboratories, and describing in more detail the tests they perform on the supplied samples.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 123.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

14.

Please disclose your accounting policy for your equity classified warrants, and include a discussion of the terms and assumptions used to determine their fair value. In doing so, please assure that the significant terms of your equity classified warrants are disclosed, including any provisions that would preclude the company from accounting for them as an equity instruments.

In response to the Staff’s comment, the Company has revised its disclosure on page 96 and F-13 to disclose the accounting policy for the Company’s equity-classified warrants and included additional discussion of the terms and assumptions used to determine their fair value and to clarify the significant terms of our equity-classified warrants.

Securities and Exchange Commission

June 7, 2021

Goodwill, page F-12

15.

Please tell us and expand your disclosure to indicate the nature and origins of the $14.4 million goodwill and $7.6 million intangible assets reported on your balance sheets. Explain the transactions that resulted in the recording of these balances in appropriate detail, addressing transactions that occurred during 2020 as well.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page F-12. The Company supplementally advises the Staff that all of the goodwill and the majority of the intangible assets reported on its balance sheets resulted from the transactions that occurred in 2010 when the Company purchased Thorne Research, Inc. In 2010, the Company accounted for the transaction as a business combination in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 805, Business Combinations, and recorded the consideration transferred and assets acquired, and liabilities assumed at their fair values. The Company determined the fair values as of the acquisition date based on information then available and current assumptions as to future operations. The Company obtained independent appraisals of the fair values of the acquired assets and liabilities, including property and equipment and identifiable intangible assets. Goodwill of $14.4 million resulted from the transaction.

As of December 31, 2020, the net book value of the remaining intangible assets from the transaction are:

Customer relations	$3.1 million
Tradenames	$2.3 million
Existing technologies	$0.7 million

Total	$6.1 million

Additionally, the Company has entered into agreements with Mayo Clinic to license certain trademarks, information and videos produced by Mayo Clinic for the Company’s continued benefit and use. In addition, Onegevity Health, LLC entered into a license agreement with Lab100.org. The payments made to these organizations are amortized over the life of the agreements, which is typically three years. The net book value as of December 31, 2020 of these intangible assets was approximately $1.5 million, which the Company deemed to be not material to our consolidated financial statements.

Variable Interest Entities, page F-17

16.

Please tell us and disclose in more detail how you accounted for the July 31, 2020 share exchange whereby you exchanged your interest in Health Elements for additional shares of Onegevity Health, LLC, and describe the impact the share exchange had on your financial statements.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page F-18. The Company supplementally advises the Staff that, as disclosed, the share exchange whereby the Company’s interest in Health Elements was exchanged for additional shares of OneGevity did not constitute a change of control transaction. Accordingly, under the guidance of ASC 810, since the Company continued to have control over OneGevity and Health Elements, as the primary beneficiary of OneGevity, the change in the carrying amount of the non-controlling interests within Health Elements is not reflected in net income, but instead reflected directly in equity. The Company further advises the Staff that the change in consolidated non-controlling interests as a result of the share exchange did not have a material impact to the Company’s consolidated non-controlling interests as of July 31, 2020.

General

17.	Please present your dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has moved its dealer prospectus delivery obligation from below the table of contents to the outside back cover page of the prospectus.

18.

We note references to “leader in pioneering innovative solutions and personalized approaches...” and “groundbreaking platform” on page 1, “world-class Net Promoter Score,” “leading nutritional supplements” and “leading third-party clinical laboratories” on page 2, “leading premium, high-quality nutritional supplements,” “renowned science and medical teams” and “expert human assistance” on page 3, “highly sophisticated team” on page 4, for example purposes only. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs. Please make changes throughout the document as applicable.

In response to the Staff’s comment, the Company has revised its disclosures throughout the prospectus.

* * * *

Securities and Exchange Commission

June 7, 2021

Please direct any questions with respect to this confidential submission to me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip Oettinger

Philip Oettinger

cc:	Paul Jacobson, Thorne HealthTech, Inc.

Scott Wheeler, Thorne HealthTech, Inc.

Stelios Saffos, Latham & Watkins

Billy Hampton, BDO USA, LLP